

16013700



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta (City) GA (State) 30345 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LaRee Holloway 678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

2839 Paces Ferry Road, Overlook III, Ste. 350, Atlanta GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RW

OATH OR AFFIRMATION

I, LaRee Holloway, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA J SWYGERT
MY COMMISSION EXPIRES
APR. 17 2016
HENRY CO. GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Vice President & Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

Financial Statements and Supplemental Information

December 31, 2015

The Strategic Financial Alliance, Inc.

Contents
December 31, 2015


elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of The Strategic Financial Alliance, Inc. (the "Company") as of December 31, 2015 and the related statement of income, stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 27, 2016

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 4,539,880
Deposits with clearing organization	100,000
Commissions receivable	1,435,364
Other receivables	242,632
Prepaid expenses	410,931
Property and equipment, at cost less accumulated depreciation of $468,976	332,239
Total assets	$ 7,061,046
Liabilities and Stockholder's Equity	
Liabilities:	
Short-term note payable	$ 317,420
Commissions payable	2,425,156
Due to Parent	371,665
Due to affiliates	30,864
Accounts payable and accrued expenses	631,560
Total liabilities	3,776,665
Stockholder's equity:	
Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding	157
Additional paid-in capital	562,867
Retained earnings	2,721,357
Total stockholder's equity	3,284,381
	$ 7,061,046

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2015

Revenue:		
Commissions	$	19,602,901
Asset management fees		13,098,346
Other income		4,624,966
Interest income		8,648
		37,334,861
Expenses:		
Commissions		17,949,007
Commissions - asset management fees		12,146,993
General and administrative		6,181,031
		36,277,031
Income before income taxes		1,057,830
Provision for income taxes		415,000
Net income	$	642,830

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2015	15,650	$ 157	$ 562,867	$ 2,078,527	$ 2,641,551
Net income	-	-	-	642,830	642,830
Balance at December 31, 2015	15,650	$ 157	$ 562,867	$ 2,721,357	$ 3,284,381

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 642,830
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	62,848
Changes in assets and liabilities:	
Commissions receivable	(221,541)
Other receivables	(122,680)
Due to affiliates	22,147
Prepaid expenses	76,158
Commissions payable	393,676
Accounts payable and accrued expenses	92,089
Net cash provided by operating activities	945,527
Cash flows from investing activity:	
Purchases of property and equipment	(292,094)
Net cash used in investing activity	(292,094)
Cash flows from financing activities:	
Change in due to Parent	386,201
Borrowings under short-term notes payable	396,002
Repayments of short-term notes payable	(353,312)
Net cash used in financing activities	428,891
Net increase in cash	1,082,324
Cash at beginning of period	3,457,556
Cash at end of period	$ 4,539,880

The accompanying notes are an integral part of these financial statements

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, rent expense under a sublease dated April 30, 2014 (the Sublease) and for estimated income taxes incurred by the Company. Total amounts owed by the Company to the Parent at December 31, 2015 were $371,665, and expenses incurred on behalf of the Company by Parent totaled $3,990,791 during 2015.

The Sublease had an initial term through August 31, 2015 and automatically renews at the end of the term for an additional year unless notice of termination is given by the Company. Rent expense on the Sublease (included in the $3,990,791 above) was $140,696 for 2015.

The Parent has a bonus pool agreement in place at December 31, 2015. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2015, the Company's portion of the bonus pool allocated to it by the Parent (included in the $3,990,791 above) was $373,000.

The Parent has a stock option plan under which employees of the Parent, consultants of the Company, and registered representatives of the Company may receive options to purchase shares of the Parent's stock. During 2015, options to purchase 67,200 shares of stock were issued to employees of the Parent, consultants of the Company and registered representatives of the Company. In addition, options to purchase 129,200 shares of stock that had been granted under an expired stock option plan between July 2, 2013 and March 31, 2014 were cancelled. On June 1, 2015, options to purchase 129,200 shares of stock were issued under a new plan to replace the cancelled options. The aggregate fair value of these options was not significant.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2015 of $46,767. As of December 31, 2015, the amount owed to SFA Insurance Services, Inc. was $30,814.

A company owned by a family member of a vice president of The Company provides IT services to the Company. During 2015, services provided to The Company totaled $87,803, and as of December 31, 2015, $41,842 was due to this provider.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2015 follows:

Office and computer equipment	$ 272,853
Furniture and fixtures	97,254
Computer software	413,041
Leasehold improvements	18,067
	801,215
Less accumulated depreciation	468,976
	$ 332,239

Depreciation expense associated with property and equipment was $62,848 in 2015.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2015 is summarized as follows:

October 2015, original principal balance $396,002 term note; interest at 2.35%; 10 monthly installments of principal and interest of $40,028; matures August 2016; unsecured	$317,420

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$351,000
State	64,000
Total	$415,000

The income tax expense for 2015 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences, including meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2015, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2012. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2015. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

The Company leases office space. At December 31, 2015, aggregate minimum rent commitments under leases with initial terms of one year or more consisted of the following:

Year	Amount
2016	$ 33,195

The leases contain provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense, including $140,696 charged under the sublease amounted to $208,234 for 2015.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2015, the Company had net capital of $2,317,495, which was $2,065,717 in excess of its required net capital.

Note 8: Supplemental Cash Flow Information

The Company paid $5,030 in interest and paid $415,000 to the Parent for income taxes.

* * * * *

Supplemental Information

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Total stockholder's equity	$	3,284,381
Deduct amounts not allowable for net capital:		
Commissions and other receivables		223,716
Property and equipment		332,239
Prepaid expenses		410,931
Total stockholder's equity qualified for net capital		2,317,495
Deduction:		
Other		-
Net capital	$	2,317,495
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	251,778
Excess net capital	$	2,065,717

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2015 and the calculation of net capital per the audited financial statements as of December 31, 2015 of The Strategic Financial Alliance, Inc.

The accompanying notes are an integral part of these financial statements



Report of Independent Registered Public Accounting Firm

Board of Directors
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying Exemption From Rule 15C3-3 of the Securities and Exchange Commission in which (a) The Strategic Financial Alliance, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (ii) (the "exemption provisions") and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 27, 2016

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Strategic Financial Alliance, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2):

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Strategic Financial Alliance, Inc."; and

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year.

The Strategic Financial Alliance, Inc.

I, LaRee L Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

LaRee L Holloway

LaRee L Holloway
Vice President & Controller
February 24, 2016



Independent Accountant's Report on Applying Agreed-Upon Procedures

Board of Directors and Stockholders
The Strategic Financial Alliance, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by The Strategic Financial Alliance, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 27, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*******1999*********************MIXED AADC 220
065885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE
2200 CENTURY PKWY NE STE 500
ATLANTA GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

~~LaRee Holloway, (678) 954-4036~~

2. A. General Assessment (item 2e from page 2)		$ 48,507
B. Less payment made with SIPC-6 filed (**exclude interest**)		(24,989)
~~7/28/2015~~ Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		23,518
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 23,518
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 23,518	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization) The Strategic Financial Alliance, Inc.

(Authorized Signature) /s/LaRee Holloway

(Title) VP & Controller

Dated the 22 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 37,334,861
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(9,423,504)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(302,108)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(32,436)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
____ (Deductions in excess of $100,000 require documentation)	(8,168,971)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (5,030)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____	
Enter the greater of line (i) or (ii)	(5,030)
Total deductions	(17,932,049)
2d. SIPC Net Operating Revenues	$ 19,402,812
2e. General Assessment @ .0025	$ 48,507
	(to page 1, line 2.A.)